UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mitek Systems, Inc.

File No. 1-35231 - CF#35564

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Mitek Systems, Inc. submitted an application under Rule 26b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on October 20, 2017.

Based on representations by Mitek Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1 through September 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary